UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

#1130-609 Granville Street
Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	NI 43-101 Technical Report on the Feasibility Study of the Terronera Project
99.2	Consent of Qualified Person - Tatiana R. Alva Jimenez, P.Geo.
99.3	Consent of Qualified Person - William Bagnell, P.Eng.
99.4	Consent of Qualified Person - Adam Coulson, PhD., P.Eng.
99.5	Consent of Qualified Person - Alan Drake P.L.Eng.
99.6	Consent of Qualified Person - Kirk Hanson, P.E.
99.7	Consent of Qualified Person - Paul G Ivancie, C.P.G.
99.8	Consent of Qualified Person - Dale Mah, P.Geo
99.9	Consent of Qualified Person - Humberto F. Preciado, P.E.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: October 25, 2021	By:	/s/ Daniel Dickson
Daniel Dickson
	Title:	CEO